Exhibit (a)(5)(D)
On June 20, 2024, GlobeSt published an article on Sila Realty Trust, Inc. A portion of the article (excerpted below) related to the Company’s tender offer.

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In addition, the company is doing a Dutch tender over the 20 days after the listing to repurchase up to $50 million of their shares. The purchase price range is $22.60 to $24,[sic]00 per share. The offer expires at 5:00 p.m., eastern time, on July 19, 2024. The Dutch auction structure means existing shareholders bid on the part of the range at which they want to sell their shares. There's no guarantee that a given shareholder will sell their shares. The company holding the tender starts at the cheapest bids. If the total shares at that price don't meet the total offer, the company then goes to the next bid level, and so on, until the money for buying shares has been used up.

“The purpose of the Dutch tender is to alleviate some of the selling from our retail stockholder base,” says Seton. The move provides the new listing with an immediate liquidity outlet to “give the optionality to existing stockholders to sell in the open market” with an existing buyer.
The tender helps support the stock price. Set the tender at what they thought was a discount to the net asset value of the company is. Think it's higher. “We obviously want to buy the shares back at a discount,” says Seton. “We've seen a lot of support for our stock from new buyers coming into our stock.” Institutional investors were a large percentage of the opening interest.

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